SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications has Applied to the Israeli Ministry of Communications to Enter the Mobile Market in Israel by Providing Various Mobile and Cellular Solutions dated March 19, 2008.




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                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications has Applied to the Israeli Ministry of Communications to Enter the Mobile Market in Israel by Providing Various Mobile and
Cellular Solutions

Wednesday March 19, 9:32 am ET

PETACH TIKVA, Israel, March 19 /PRNewswire-FirstCall/ -- 012 Smile.Communications Ltd. (NASDAQ Global Market and TASE: SMLC) today announced that following the public disclosure of the recommendations of the Gronow Committee to the Minister of Communications and following the Minister's announcement with respect to VoB over cellular, the Company has applied to the Minister of Communications to extend its current licenses and/or to receive additional ones for the following services:

    - Cellular services as an MVNO (mobile virtual network operator)

    - Mobile communication services through WiMax and WiFi technology

    - IP based mobile communication services (Cellular VoB)

    - ISP services over GSM

The Company believes that such requests to the Minister of Communications is in accordance with the recommendations of the Gronow Committee with respect to encouraging competition in the mobile segment.

The Company notes that currently there are no similar issued licenses or a legal mechanism to obtain such licenses and that the Minister of Communications may not accept any or all of the recommendations of the Gronow Committee and may view such recommendations in a different manner from the approach taken by the Company in its application.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel. 012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (Nasdaq: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.



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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    Contact:

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848

    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620






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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  March 19, 2008